REITLER
BROWN &
ROSENBLATT LLC
----------------
ATTORNEYS AT LAW

                                                                    June 1, 2005

Securities and Exchange Commission
460 Fifth Street, N.W.

Washington, D.C. 20549

Re:      Advaxis, Inc.

         Registration Statement on Form SB-2
         File No.

Ladies and Gentlemen:

         On behalf of our client, Advaxis, Inc., a Colorado corporation (the "Company"), we attach for filing under the Securities Act of 1933, as amended (the "Act"), by means of the Electronic Data Gathering, Analysis, and Retrieval system, Amendment No. 3 to Registration Statement on Form SB-2 (File No. 0.50621) (the "Registration Statement"), together with certain exhibits thereto.

         We are in receipt of the letter, dated May 17, 2005 (the "Comment Letter"), from Jeffrey Riedler, Esq., Assistant Director, Office of Corporate Finance, of the Securities and Exchange Commission (the "Commission"), addressed to the Company. Set forth below are the responses of the Company to the comments set forth in the Comment Letter, numbered to correspond thereto. All capitalized terms used, but not otherwise defined, herein shall have the respective definitions assigned thereto in the filing transmitted herewith.

Comment Number        Page Number       Response
--------------        -----------       --------
1.                    3                 We  have   deleted  the   reference   to
                                        incorporation  by  reference  because it
                                        was inadvertently  left in Amendment No.
                                        2. We do not  incorporate  by  reference
                                        any   substantive   description  of  the
                                        business,    financial    condition   or
                                        operations of the Company. The Company has revised the summary in response to your observations.

2.                    27                The  Company  has  revised  the  Summary
                                        Consolidated Financial Data in response to your observations.

3.                    28                The Company  has updated the  disclosure
                                        to discuss financial information for the 10 months ended October 31, 2004.

4.                    32 and F-13       The Company  has revised the  disclosure
                                        based on your observations.

5.                    34 -37            The Company  has revised the  disclosure
                                        based on your observations.

6.                    34 - 37, F-5      The Company  has revised the  disclosure
                                        based on your observations.

Comment Number        Page Number       Response
--------------        -----------       --------
7.                    44, 45  and 47    The Company  has revised the  disclosure
                                        to include the aggregate total under the Penn and DNA Bridges agreements.

8.                    46                The   disclosure  has  been  revised  to
                                        reflect   that   the   agreement    with
                                        AccessBio, Inc. has not been extended beyond March 15, 2005.

9.                    47                The   disclosure  has  been  revised  to
                                        reflect that no compensation is owed to David Carpi and that the consulting agreement with Mr. Carpi was terminated on December 31, 2004.

10.                   48-49             U.S. Patent No. 6,635,749 issued October
                                        21, 2003  expires on November  18, 2017.
                                        Australian  Patent  No.  730296,  Patent
                                        Application  No.  14108/99  filed on May
                                        18, 2003  expires on November  13, 2018.
                                        The Company has revised the disclosure.

11.                   68                The Company  has revised the  disclosure
                                        regarding the identities of the natural persons who have voting and dispositive power of the shares of common stock held by Emigrant Capital Corp. and Harvest
                                        Advaxis LLC.

12.                   72 - 81           The Company has revised the  disclosure,
                                        after using a best efforts effort to get
                                        the correct  information,  regarding the
                                        identities  of the  natural  persons who
                                        have voting and dispositive power of the
                                        shares of common stock held by the named
                                        entities  in  the  selling  stockholders
                                        table   to   the   extent    that   such
                                        information is available to the Company after diligent attempts to contact the selling stockholders.

13.                   72                The Company  has revised the  disclosure
                                        to  include   the   representation   you
                                        requested.

14.                   F-5 , F-7         The Company has revised the statement of
                                        stockholders equity and the statement of operations the weighted average number of shares used in the earnings per share computation per your request.

Closing Comments                        The Company  takes notice of the Closing
                                        Comments.

Additional Comments                     Please note that an  additional  409,404
                                        shares of common  stock are  issuable to
                                        certain    selling    stockholders    as
                                        registrable securities pursuant to this registration statement. Such shares are issuable as "penalty shares" due to delayed effectiveness on the subject registration statement.

      Please contact the undersigned at (212) 209-3090 if we may be of assistance.

                                                    Sincerely,

                                                    /s/ Gary A. Schonwald

                                                    Gary A. Schonwald


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